SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                Amendment No.1


                          Vivendi Environnement, S.A.
  ------------------------------------------------------------------------
                               (Name of Issuer)


      Ordinary shares, nominal value Euros13.50 per share, represented by
                          American Depositary Shares
  ------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   928517101
  ------------------------------------------------------------------------
                                (CUSIP Number)


                               December 31, 2002
  ------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                             2
-------------------
CUSIP No. 928517101
-------------------

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Vivendi Universal, S.A.
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [_]
     (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY

________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     France
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           113,665,456 ordinary shares
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0 ordinary shares
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         113,665,456 ordinary shares[1]
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0 ordinary shares
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     113,665,456 ordinary shares
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     26.5%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON

     CO
________________________________________________________________________________

------------------

[1] Pursuant to an Amendment to the Acquisition and Subscription Agreement, dated June 24, 2002, among Vivendi Universal, S.A., Vivendi Environnement, S.A. and various investors, Vivendi Universal, S.A. has agreed, subject to certain exceptions, inter alia, not to effect any direct or indirect transfer of ordinary shares (or securities granting access to ordinary shares) of Vivendi Environnement, S.A., in particular by offer, sale, pledge, temporary transfer, exchange or hedging, for a period of 545 days.

Item 1(a)         Name of Issuer:

                  Vivendi Environnement, S.A.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  36-38 avenue Kleber 75116 Paris, France

Item 2(a)         Name of Person Filing:

                  Vivendi Universal, S.A.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  42, avenue de Friedland 75380 Paris Cedex 08, France

Item 2(c)         Citizenship:

                  France

Item 2(d)         Title of Class of Securities:

                  Ordinary shares, nominal value Euros13.50 per share, represented by American Depositary Shares

Item 2(e)         CUSIP Number:

                  928517101

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not applicable

Item 4.           Ownership.

                  (a) Amount beneficially owned: 113,665,456 ordinary shares
                  (b) Percent of class: 26.5%
                  (c) Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote:

                              113,665,456 ordinary shares

                       (ii)   Shared power to vote or to direct the vote:

                              0 ordinary shares

                      (iii)   Sole power to dispose or to direct the
                              disposition of:

                              113,665,456 ordinary shares[2]

                       (iv) Shared power to dispose or to direct the disposition of:

                              0 ordinary shares

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable


------------------
[2]  See note 1.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable

Item 9.           Notice of Dissolution of Group.

                  Not applicable

Item 10.          Certification.

                  Not applicable




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003

Signature:
                                      Vivendi Universal, S.A.


                                      By: /s/ George E. Bushnell III
                                          ---------------------------------
                                          Name:  George E. Bushnell III
                                          Title: Vice President